UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2010.

Comission File Number 001-32535

Bancolombia S.A.
(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2): ___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)

Date: March 1, 2010	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance

BANCOLOMBIA S.A. ANNOUNCES TECHNICAL FAILURE IN THE PROCESS

OF OPERATION

In connection with the technological failures that affected the normal operations during the weekend of February 26 to 28, 2010, Bancolombia S.A. (“Bancolombia”) announces that:

1.   The incident was produced by a failure in one of our technology applications on the afternoon of February 26. Bancolombia immediately engaged its contingency plans aimed at restarting normal operations, which began to progressively normalize around 6 p.m. that afternoon.

2.   During the days of February 27 and 28, all actions necessary to reestablish normal processing of deposits for our clients were completed.

3.  Transactional operations have been reestablished, though we continue to experience some minor technological difficulties, which is to be expected during the ongoing process of resetting our technological platform.  We continue to work arduously on reestablishing normal operations.

4.  These technological outages were not the result of a breach in our security systems nor were they the result of an external attack.  We emphasize that at no time was the safety of our clients’ deposits or our business at risk.

Any inconveniences or claims resulting from these technological outages will be dealt with through our customer service channels.

We offer our apologies again to our clients and users for any inconvenience this technological outage may have caused and we continue to work tirelessly to guarantee our commitment to a high level of customer service.

Contacts
Sergio Restrepo	Jaime A. Velásquez	Juan E. Toro
Executive VP	Financial VP	IR Manager
Tel.: (574) 4041424	Tel.: (574) 4042199	Tel.: (574) 4041837